Exhibit 99.11

CONSENT OF CAROL PLUMMER

I consent to the inclusion in the Annual Report on Form 40-F of Agnico Eagle Mines Limited for the year ended December 31, 2024 filed with the Securities and Exchange Commission on February 26, 2025 (the “Annual Report”) of my name and the information that I have approved of as a “qualified person” under the Canadian Securities Administrators National Instrument 43-101 in the Annual Information Form of Agnico Eagle Mines Limited dated February 26, 2025 (the “AIF”) filed as part of the Annual Report.

I also consent to the incorporation by reference in the Registration Statements on Form F-3D (registration nos. 333-271854 and 333-280180), Form F-10 (registration no. 333-280114) and Form S-8 (registration nos. 333-130339 and 333-152004) of the reference to my name and the above- mentioned information in the AIF.

February 26, 2025

/s/ Carol Plummer
Carol Plummer Executive Vice President, Sustainability, People & Culture